# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Glucotrack, Inc., CIK 0001506983
CUSIP: 45824Q887
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 301 RT 17 NORTH, SUITE 800, RUTHERFORD, New Jersey (NJ), 07070
Date of event which requires filing of this statement: 08/26/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001952614

## Reporting persons
- White Lion Capital LLC: type of reporting person: other (OO); citizenship or place of organization: Nevada (NV); sole voting power 79,734; shared voting power 0; sole dispositive power 79,734; shared dispositive power 0; aggregate amount beneficially owned 79,734 (9.99% of the class)
  Comment: (1) The shares of common stock (the "Shares") of Glucotrack, Inc. (the "Issuer") reported herein represent (i) 77,492 Shares held by White Lion Capital LLC ("White Lion"), and (ii) additional Shares that may be acquired by White Lion pursuant to (a) a common stock purchase agreement (the "Stock Purchase Agreement") with an effective date of July 14, 2026, between the Issuer and White Lion, as amended pursuant to the Amendment No. 1 to the Stock Purchase Agreement (the "Amendment"), (b) commitment shares held in abeyance ("Abeyance Shares"), (c) commitment share common warrants ("Common Warrants"), (d) a securities purchase agreement (the "Securities Purchase Agreement"), (e) a senior convertible promissory note (the "Note"), and (f) common share warrants issued pursuant to the Securities Purchase Agreement (the "SPA Warrants"). Under the Common Warrants, the Note, and the SPA Warrants, White Lion may acquire Shares (or securities convertible into or exercisable for Shares) in accordance with the respective terms and subject to the respective conditions and limitations contained therein. One of such limitations is that White Lion is prohibited from acquiring any Shares under the Common Warrants, which, when aggregated with all other Shares then beneficially owned by White Lion and its affiliates, would result in the beneficial ownership by the Fund and its affiliates to exceed 4.99% of the Shares outstanding (the "Common Warrant Ownership Limitation"). White Lion may increase the Common Warrant Ownership Limitation up to 9.99% upon sixty-one (61) days prior written notice to the Issuer. Another limitation is that White Lion is prohibited from acquiring any Shares under the Note which, when aggregated with all other Shares then beneficially owned by White Lion and its affiliates, would result in the beneficial ownership by the Fund and its affiliates to exceed 4.9% of the Shares outstanding (the "Note Ownership Limitation"). White Lion may increase the Note Ownership Limitation up to 9.9% upon written notice to the Issuer. Another limitation is that White Lion is prohibited from acquiring any Shares under the SPA Warrants, which, when aggregated with all other Shares then beneficially owned by White Lion and its affiliates, would result in the beneficial ownership by the Fund and its affiliates to exceed 4.99% of the Shares outstanding (the "SPA Warrant Ownership Limitation"). White Lion may increase the SPA Warrant Ownership Limitation up to 9.99% upon sixty-one (61) days prior written notice to the Issuer. Furthermore, under the Stock Purchase Agreement, at the Issuer's sole discretion, White Lion may be required to purchase Shares, in accordance with the terms and subject to the conditions and limitations of the Purchase Agreement. One of such limitations is that the Fund is prohibited from acquiring any Shares under the Purchase Agreement, which, when aggregated with all other Shares then beneficially owned by the Fund and its affiliates, would result in the beneficial ownership by the Fund and its affiliates to exceed 4.99% of the Shares outstanding (the "Purchase Agreement Ownership Limitation" and together with the Common Warrant Ownership Limitation, the Note Ownership Limitation, and the SPA Warrant Limitation, the "Ownership Limitations").
  
  For the sake of clarity, White Lion owns 77,492 Shares as of the date of the filing and currently has no right to acquire Shares currently held in abeyance or upon exercise of outstanding Common Warrants, and Note as of the date of the filing due to the Ownership Limitations. Solely for the purposes of Rule 13d-3 and this Schedule 13G, White Lion is filing this report to reflect that it may beneficially own Shares pursuant to the Stock Purchase Agreement, Common Warrants, Note, and SPA Warrants as if the Ownership Limitations were 9.99% even if, in the future, it ceases to hold the Shares it currently holds. The filing of this report shall not be deemed an admission, for purposes of Section 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or for any other purpose.
  
  (2) Calculated in accordance with Rule 13d-3 promulgated under the Exchange Act and based on 798,144 shares of Common Stock outstanding as of August 28, 2026.

## Item 1. Issuer
Name of issuer: Glucotrack, Inc.
Address of issuer's principal executive offices: 301 RT 17 NORTH, SUITE 800, RUTHERFORD, NJ, 07070

## Item 2. Person Filing
Name of person filing: White Lion Capital LLC
Address of principal business office or, if none, residence: 17631 Ventura Blvd., Suite 1008 Encino, California 91316
Citizenship: Nevada

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information contained in rows 5 through and including row 11 on the cover page of this Schedule 13G, including the footnote thereto, is incorporated by reference in this Item 4.
Percent of class: The information contained in rows 5 through and including row 11 on the cover page of this Schedule 13G, including the footnote thereto, is incorporated by reference in this Item 4.
Sole power to vote or to direct the vote: The information contained in rows 5 through and including row 11 on the cover page of this Schedule 13G, including the footnote thereto, is incorporated by reference in this Item 4.
Shared power to vote or to direct the vote: The information contained in rows 5 through and including row 11 on the cover page of this Schedule 13G, including the footnote thereto, is incorporated by reference in this Item 4.
Sole power to dispose or to direct the disposition: The information contained in rows 5 through and including row 11 on the cover page of this Schedule 13G, including the footnote thereto, is incorporated by reference in this Item 4.
Shared power to dispose or to direct the disposition: The information contained in rows 5 through and including row 11 on the cover page of this Schedule 13G, including the footnote thereto, is incorporated by reference in this Item 4.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- White Lion Capital LLC: /s/ Yash Thukral, Yash Thukral, Managing Partner (09/02/2026)